Steven M. Skolnick	One Lowenstein Drive
Partner	Roseland, New Jersey 07068

T: 973 597 2476
F: 973 597 2477
E: sskolnick@lowenstein.com

October 7, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 3030

Washington, DC 20549

Attn:	Tara Harkins
Kevin Kuhar
Jane Park
Tim Buchmiller

Re:	Coya Therapeutics, Inc. Draft Registration Statement on Form S-1 Submitted August 19, 2022 CIK No. 0001835022

Ladies and Gentlemen:

On behalf of Coya Therapeutics, Inc. (the “Company”), we are hereby responding to the letter, dated September 15, 2022 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance, Office of Life Sciences, of the Securities and Exchange Commission (the “Commission”), regarding the Company’s draft Registration Statement on Form S-1, submitted on August 19, 2022 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is confidentially submitting a revised draft registration statement with the Commission (the “Revised Registration Statement”). For ease of reference, set forth below in bold are the comments of the Staff with respect to the Draft Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Draft Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Draft Registration Statement on Form S-1 Cover Page

1.

We note your disclosure on page 41 that after this offering, certain of your current stockholders will continue to own a significant percentage of the company "for the foreseeable future, including the outcome of matters requiring stockholder approval." If you will be a "controlled company" as defined under the relevant Nasdaq listing rules, please disclose that on your cover page and disclose whether you intend to rely on any exemptions as a controlled company. If applicable, please include risk factor disclosure that discusses the effect, risks and uncertainties of being designated a controlled company including, but not limited to, the result that you may elect not to comply with certain corporate governance requirements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that following the consummation of the offering, the Company will not be a “controlled company” under Nasdaq

Securities and Exchange Commission

Division of Corporation Finance

October 7, 2022

Listing Rule 5615(c), as no individual, group or other company will hold more than 50% of the voting power for the election of the Company’s directors. The officers, directors and significant stockholders would not collectively be considered a “group” for purposes of Nasdaq Listing Rule 5615(c), and no single individual or “group” of Company stockholders has greater than 50% of the voting power for the election of the Company’s directors.

Prospectus Summary, page 1

2.

Please clarify the meaning of scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please briefly explain what you mean by autologous, allogeneic, exosomes, self-tolerance, and CD4+CD25high hFOXP3+ cells. Please also clarify the meaning of scientific or technical terms the first time they are used in the Business section, such as leukapheresis and mesenchymal cell derived exosomes.

Response: The Company respectfully acknowledges the Staff’s comment and has added explanatory disclosure for scientific or technical terms the first time each of these terms are used on pages 1, 54, and 68 to 69, and elsewhere throughout the Revised Registration Statement.

3.

We refer to your disclosure on page F-15 relating to certain milestone requirements pursuant to the Methodist License agreement that are triggered upon the completion of the Phase 2a clinical trial and a successful end-of-Phase 2 meeting with the FDA. Please clarify in the Summary when you completed your Phase 1 and 2a clinical trials for your COYA 101 product candidate and conducted an end-of-Phase 2 meeting with the FDA, as applicable.  Please also revise to disclose that you have received Orphan Drug Designation for your COYA 101 product candidate as disclosed on page 21.

Response: The Company respectfully acknowledges the Staff’s comment and has added the disclosure on pages 1 to 2 of the Revised Registration Statement.

4.

We note your disclosure here and elsewhere in the prospectus that you are currently seeking non-dilutive funding sources in the form of a government grant or through a partnership with an established pharmaceutical company to advance your COYA 101 product candidate into Phase 2b clinical trial for the treatment of ALS. You also state on page 16 that if you are unable to receive such non-dilutive funding, you may delay or terminate the clinical development of COYA 101. We also refer to your disclosure on page 48 that you will only allocate proceeds from this offering if you successfully receive non-dilutive funding. Please expand your disclosure, where appropriate, to discuss the reasons for seeking non-dilutive funding for your COYA 101 product candidate, your decision to make allocations of net proceeds of this offering to COYA 101 contingent upon receipt of non-dilutive funding, and whether you have applied to any government grants or strategic partnerships to date.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 49, 68, and 78, and elsewhere throughout the Revised Registration Statement to clarify the Company’s plan to advance COYA 101 through non-dilutive funding. The Company advises the Staff that the Company believes it is in its best interest to deploy its resources towards advancing each of its COYA 200 and COYA 300 Series product candidates prior to commencing a Phase 2b clinical trial of COYA 101. Additionally, the Company has revised the Revised Registration Statement to disclose that it has applied for grant funding from the California Institute for Regenerative Medicine.

5.

We refer to your references to COYA 300 as your lead product candidate, for which you are currently conducting IND-enabling studies.  We also note that COYA 101 is your most clinically advanced product candidate to date. Please expand your disclosure, where appropriate, to discuss your designation of COYA 300 as your lead product candidate. In this regard, we note that for the Phase 2a study for COYA 101, your Treg cell therapy required taking Tregs from patients and growing those cells out to "produce at least 2 billion Treg cells from each study participant." If the cost or

Securities and Exchange Commission

Division of Corporation Finance

October 7, 2022

scalability of your manufacturing process is a barrier to further studies for COYA 101 with a larger number of participants, please include a brief discussion of that, or any other material challenges, in an appropriate location in your prospectus.

Response: The Company advises the Staff that it has updated the naming convention of its product candidates throughout the Revised Registration Statement. As set forth in the Revised Registration Statement, the product candidates utilizing the Company’s Treg-enhancing biologics are collectively referred to as the “300 Series.” The product candidates utilizing the Company’s Treg-derived exosomes are collectively referred to as the “200 Series.” The product candidates utilizing the Company’s autologous Treg cell therapy are collectively referred to as the “100 Series.” The 300 Series product candidates include COYA 301 (formerly COYA 300) and COYA 302 (formerly COYA 301), the 200 Series product candidates include COYA 201 (formerly COYA 200) and COYA 206, and the 100 Series product candidate is COYA 101. References to the Company’s product candidates herein reflect this updated naming convention.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 16, 18, 22, 54, 55, 67, and 69, and elsewhere throughout the Revised Registration Statement to remove all references to COYA 301 being the Company’s “lead product candidate.” Further, the Company advises the Staff that it has assessed its disclosure obligations regarding the scalability of its manufacturing process and has determined it is not a material barrier to further developing COYA 101.

6.

Please revise the Summary to provide clear descriptions of the primary endpoints for your preclinical and clinical trials and whether any serious adverse events were observed. We refer to your disclosure on page 20 relating to fatalities observed in your preclinical mouse models. Please revise your disclosure here, page 20 and the Business section to clarify for which product candidate the fatalities were observed.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 21, 70, 71, 72, and 74 of the Revised Registration Statement to include a description of the primary endpoints of its preclinical and clinical trials. The Company has also revised its disclosure to state which product candidate observed fatalities in mouse models.

7.

We note on page 6 that you will effect a stock split on xx, 2022. If the stock split will occur prior to effectiveness of the registration statement, please revise your historical financial statements to reflect the stock split based upon the guidance in ASC 260-10-55- 12 and SAB Topic 4(C). This also applies to your capitalization table on page 50. Please also note the need for your independent auditor to reference and dual-date their audit opinion for the aforementioned stock split.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it will update the historical financial statements, the capitalization table and have its auditor issue a dual-dated audit opinion if a reverse stock split has occurred prior to the effectiveness of the Revised Registration Statement.

Our Pipeline, page 2

8.

Please revise your pipeline table here and on page 66 to include a separate column for Phase 3 trial. In addition, we note the inclusion of your COYA 206 program in the fifth row of your pipeline table. Given the status of development and the undisclosed target, please explain why this program is sufficiently material to your business to warrant inclusion in your Summary pipeline table. If it is material, please expand your disclosure in your Business section to provide a more fulsome discussion of this program, including a description of preclinical studies or development activities conducted. Alternatively, remove any programs that are not currently material from your pipeline table.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its pipeline table on pages 3, 35, 54, 67 to 68, and 72 to 73 of the Revised Registration Statement. The Company further

Securities and Exchange Commission

Division of Corporation Finance

October 7, 2022

advises the Staff that it is considers COYA 206 program sufficiently material to its development and commercialization strategy to include it in the Company’s pipeline table and the Company has added disclosure throughout the Revised Registration Statement to further describe the preclinical studies and other development activities the Company has undertaken with respect to its COYA 206 program.

Risks Associated with our Business, page 2

9.

We note your disclosure on page 17 that you do not currently own, lease or operate a principal laboratory, research and development or manufacturing facility of your own and currently collaborate with various research institutions to perform research and development for your products, including The Methodist Hospital. Please highlight this risk in your summary risk factors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 3 of the Revised Registration Statement.

Utilizing Treg cells represents a novel approach to the treatment of neurodegenerative and auto immune diseases..., page 15

10.

We note your reference in the second bullet point of this risk factor to your planned solid tumor trial. Please expand your disclosure elsewhere to disclose the material aspects of this planned trial or revise your disclosure as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has removed this language on page 16 of the Revised Registration Statement.

We may not identify or discover other product candidates and may fail to capitalize on programs or product candidates..., page 22

11.	We note your reference to your "NK cell manufacturing platform." Please define NK.

Response: The Company respectfully acknowledges the Staff’s comment and has removed this language on page 23 of the Revised Registration Statement.

We rely on third parties to manufacture our product candidates..., page 33

12.

We note your disclosure on page 33 that you do not currently have any agreements with third-party manufacturers of your product candidates. Please also disclose whether you are dependent on any single or limited number of suppliers for your raw materials. If so, please expand your disclosure to discuss your sources, including the names of any principal suppliers. See Item 101(h)(4)(v) of Regulation S-K. To the extent you have experienced shortages of any raw materials, please expand your discussion to discuss the specific circumstances and the impact on your operations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 34 and 35 of the Revised Registration Statement to include the names of its principal suppliers. Further, the Company respectfully advises the Staff that the Company has not experienced any shortages of raw materials.

If our license agreement with The Methodist Hospital is terminated, we could lose our rights..., page 34

13.

We note your disclosure on page 34 relating to the termination provisions and the single- digit royalty payments you make under the Methodist License Agreement. However, we refer to your disclosure on page F-15 that Methodist also has the right to terminate the license agreement or convert the license to a non-exclusive license if you do not achieve certain milestones. You also disclose on page

Securities and Exchange Commission

Division of Corporation Finance

October 7, 2022

F-15 that you are required to make tiered royalty payments ranging from high single-digit to low double-digit percentages of annual worldwide net sales and single-digit royalty payments for certain licensed services. Please revise your risk factor disclosure and page 76 accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 36, 65, and 80 to 81, and elsewhere throughout the Revised Registration Statement.

If securities or industry analysts do not publish research or reports about our business..., page 44

14.

Your disclosure indicates that you currently have limited research coverage by analysts. Please confirm if you currently are covered by analysts. If you are not currently covered, please revise your disclosure to indicate that you may not obtain analyst coverage.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 45 to 46 of the Revised Registration Statement.

Our Amended Charter will provide that the Court of Chancery of the State of Delaware..., page 45

15.

We note your disclosure on page 45 that the forum selection in your amended charter may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with you and may discourage such lawsuits. Please revise to disclose that there is also a risk that your forum selection provision may result in increased costs for investors to bring a claim.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 46 of the Revised Registration Statement.

Use of Proceeds, page 48

16.

We note that one use of proceeds for your offering will be to advance COYA 101 towards a Phase 2 trial in the event you are successful in receiving non-dilutive funding from government grants or from a strategic partner. If known, please quantify, or provide a range, of the non-dilutive funding you would need to receive before advancing COYA 101 towards a Phase 2 trial.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 49, 68, and 78 of the Revised Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

October 7, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 57

17.

We note the statement on page 55 that you do not track internal research and development expenses by product candidate or by platform. However, on page 57 you have provided the expenses by therapeutic program. Please revise the statement on page 55 to clarify how you track these expenses and correct the apparent inconsistency in these disclosures.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 56 to 59 of the Revised Registration Statement to clarify how the Company tracks its research and development expenses.  The Company disaggregates its external R&D expenses on a product candidate by product candidate basis for its clinical programs and by Series for its preclinical programs.  Neither Internal R&D expenses nor the Sponsored Research Agreement are tracked by product candidate or by Series nor are they further disaggregated.

18.

In this regard, given the importance of your research and development expenses to your operations, please revise to also include disaggregated quantified disclosure by the nature of expense for each period presented.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 56 to 59 of the Revised Registration Statement to further clarify how the Company tracks its research and development expenses, both internally and externally, and preclinically and clinically. The Company has also revised its disclosure to disaggregate its external research and development expenses by both product candidate and by Series which the Company believes is the most useful presentation for the readers of its financial statements as this presentation corresponds reasonably with how the Company presents its pipeline and milestones elsewhere in the Revised Registration Statement. The Company respectfully directs the Staff to the breakdown of its external research and development expenses by product and by Series on pages 58 and 59 of the Revised Registration Statement. The Company believes that given the materiality of the Company’s internal research and development expenses, further disaggregation is not meaningful to the readers of its financial statements.

Critical Accounting Policies

Stock-Based Compensation, page 61

19.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

Response: The Company respectfully acknowledges the Staff’s comment and will provide such an analysis when an estimated offering price range is available. The Company expects to include an estimated price range in an amendment to the Revised Registration Statement that would be filed shortly before the commencement of the road show for the offering. That price range will be subject to then-current market conditions, continuing discussions with the Company’s underwriters and any other factors affecting the Company or the proposed offering.

COYA 300, page 68

20.

We refer to your disclosure on page 68 relating to the data from the FTD development program and preclinical in vitro and in vivo testing to support the development of your COYA 300 product candidate.  Please expand your disclosure to discuss the design, scope, primary endpoints of your preclinical trials, as applicable, and whether any adverse events were observed. Please also clarify

Securities and Exchange Commission

Division of Corporation Finance

October 7, 2022

whether the preclinical in vitro and in vivo data generated to date also supports the development of your COYA 202 product candidate, and if so, please revise your disclosure accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on pages 69 to 72 of the Revised Registration Statement. The Company respectfully advises the Staff that there are no primary endpoints to disclose for COYA 301. The Company further advises the Staff that COYA 202, COYA 204 and COYA 205 are now COYA 201, a single product candidate targeting multiple indications. The Company has amended the Revised Registration Statement throughout to make this clear. The Company also advises the Staff that it has added the requested information regarding the development of COYA 201 and the preclinical in vitro and in vivo data generated to date.

Our Treg-Derived Exosomes Technology Platform, page 68

21.

We note your disclosure on page 68 that your strategy is to simultaneously develop both COYA 300 and COYA 202 for the treatment of FTD and you also state that you expect to initiate the Phase 1 trial for COYA 300 in the first half of 2023. Please also clarify when you intend to conduct a Phase 1 trial for COYA 202.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the requested disclosure on pages 69 to 72 of the Revised Registration Statement. The Company also advises the Staff that COYA 202, COYA 204 and COYA 205 are now COYA 201, a single product candidate targeting multiple indications. The Company has amended the Revised Registration Statement throughout to make this clear. The Company also advises the Staff that it has added the requested information regarding the timing of a Phase 1 trial for COYA 201.

22.

We note your disclosure relating to preclinical studies you are currently conducting for your COYA 204 and 205 product candidates. Please expand your disclosure of the design and scope of your preclinical studies.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the requested disclosure on pages 71 to 72 of the Revised Registration Statement. The Company has also removed discussion of COYA 204 and COYA 205 throughout the Revised Registration Statement.

23.

We note your disclosure that Treg exosomes contain different types of cargo, such as proteins, lipids and nucleic acid. If you may use a variety of substances as a product candidate and there would be challenges to your obtaining intellectual property rights covering such substances or combinations thereof, such as composition of matter patents, please include appropriate risk factor disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 71 of the Revised Registration Statement.

COYA 101, page 71

24.

Please clearly disclose the primary and secondary endpoints of your Phase 1 clinical study in ALS patients, as applicable. We also refer to your disclosure on pages 72 and 73 that you received constructive feedback from a pre-IND meeting with the FDA, which provided a clear path for the planning and implementation of the clinical product manufacturing. Please expand your disclosure to discuss the feedback you received from the FDA.

Response: The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on page 74 of the Revised Registration Statement regarding the Company’s Phase 1 clinical study. The Company further advises the Staff that the Company has removed any reference to the feedback from the FDA.

Securities and Exchange Commission

Division of Corporation Finance

October 7, 2022

25.	If you have graphical representations of the data from your studies that would be material to investors, please present them in this section.

Response: The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on pages 75 to 77 of the Revised Registration Statement.

Competition, page 75

26.

We note your disclosure on pages 23 and 75 that many of your competitors have similar products that focus on the same diseases and conditions that your current and future pipeline product candidates address and may address in the future. Please expand your disclosure to identify your existing competitors and their products and disclose whether any of your competitors are also developing Treg therapies, Treg-derived exosomes and/or biologics for the treatment of various neurodegenerative diseases.

Response: The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on page 80 of the Revised Registration Statement.

Methodist License Agreement, page 76

27.

Please revise your disclosure relating to the Methodist License Agreement to specify the amount of the annual license maintenance fee, the termination provisions, when the last- to-expire licensed patent is scheduled to expire and the aggregate amounts paid to date (including the payment of any up-front or execution fees), as well as expanded disclosure of the milestone requirements. We also note your disclosure on page 64 of tiered royalties ranging from high-single to low-double digit percentages. Please revise your disclosure to provide the number of tiers and a reasonable idea of the amount of the royalty rates that does not exceed ten percentage points.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 36, 65, and 80 to 81 of the Revised Registration Statement.

Government Regulation, page 77

28.

We note your disclosure on page 32 concerning the risks related to the use and handling of hazardous materials and compliance with environmental regulation. Please include a discussion of material regulation applicable to your business and plans. Refer to Item 101(h)(4)(ix) and (xi) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on page 94 of the Revised Registration Statement.

Patent Rights, page 77

29.

For each patent listed, please revise to clarify whether each such patent is owned or licensed and the applicable jurisdiction. Please ensure that the type of patent protection (such as composition of matter, use or process) is clearly identified for each patent. For example, the type of patent protection is not clearly disclosed for the third patent under the COYA 101 and the COYA 206 Intellectual Property Portfolios.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 82 to 84 of the Revised Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

October 7, 2022

30.

We note your disclosure on page 77 of six patent rights. However, we refer to your disclosure on pages 35 and 76 that your patent estate includes two pending U.S. provisional patent applications, one U.S. non-provisional patent application, five foreign patent applications and four pending PCT applications. Please advise whether disclosure of these twelve pending patent applications are disclosed in this section or revise your disclosure accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 37 and 80 of the Revised Registration Statement. The Company respectfully advises the Staff that its patent portfolio includes five patent families comprising two pending U.S. provisional patent applications, one U.S. non-provisional patent application, five foreign patent applications, and four pending Patent Cooperation Treaty applications. The Company further advises the Staff that the five foreign patent applications mentioned on page 80 of the Revised Registration Statement comprise one patent family, and each such patent application has been counted for each jurisdiction in which it has been filed.

Management, page 89

31.

The disclosure throughout your prospectus indicates that you have a scientific advisory board. If material, please include disclosure in an appropriate location that describes the role or function of your scientific advisory board, identifies each member, and indicates whether there are any rules of procedures governing this board. Please also disclose how members of the scientific advisory board are compensated.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 32, 54, 66, 68, and 69 of the Revised Registration Statement to remove discussion of the scientific advisory board.

Summary of the 2021 Equity Incentive Plan, page 95

32.

We note your disclosure on page 96 that the plan administrator of the 2021 Equity Incentive Plan has the authority to modify (reprice) the purchase price or the exercise price of any outstanding award. Please disclose if repricings could be implemented without stockholder approval. If so, please include appropriate risk factor disclosure, including whether proxy advisory firms could find such repricing without stockholder approval contrary to a performance-based pay philosophy.

Response: The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on page 104 of the Revised Registration Statement.

Policies and Procedures for Related Party Transactions, page 104

33.	Please disclose the standards that will be applied in determining whether to approve any of the transactions described in this section. Refer to Item 404(b)(1)(ii) of Regulation S- K

Response: The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on page 112 of the Revised Registration Statement.

License Agreement, page F-15

34.

We note that certain milestone requirements under the Methodist License refer to "the effective date” on page F-15. Please revise your disclosure to clarify the meaning of the “effective date” for such milestones.

Response: The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on page F-15 of the Revised Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

October 7, 2022

Exhibit Index, page II-3

35.

We note your disclosure that you acquired Nicoya Health, Inc. in December 2020. Please file the merger agreement as an exhibit or tell us why such agreement is not required to be filed.  See Item 601(b)(2) and (10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and will file the merger agreement as an exhibit to the Revised Registration Statement.

General

36.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response: The Company respectfully acknowledges the Staff’s request and will provide to the Staff, on a supplemental basis, copies of any written communications, as defined in Rule 405 under the Securities Act, if any, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

Any questions regarding the contents of this letter or the Revised Registration Statement should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick

Steven M. Skolnick

cc:	Howard Berman, Ph.D., Coya Therapeutics, Inc.